U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-38397

FARMMI, INC.

No. 307, Tianning Industrial Area

Lishui City, Zhejiang Province 323000

+86-571-8755-5801

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note:

Farmmi, Inc. (the “Company”) is filing this Report on Form 6-K to provide final results for the votes for its 2020 annual shareholder meeting. At the 2020 annual shareholder meeting of the Company held on September 12, 2020, a quorum was present and four proposals were submitted to and approved by the shareholders. The proposals are described in detail in the Company’s proxy statement and the supplement to proxy filed with the U.S. Securities and Exchange Commission on August 7, 2020 and August 27, 2020, respectively. The final results for the votes regarding each proposal are set forth below.

1.  Shareholders elected the following five directors to the Company’s board of directors to hold office for a one-year term expiring at the annual meeting of shareholders in 2021 or until their successors are elected and qualified. The votes for each of the nominees were as follows:

	For	Against	Abstained
Zhengyu Wang	9,491,087	62,477	6,787
Yefang Zhang	9,490,941	62,476	6,934
Ningfang Liang	9,490,695	62,544	7,112
Hongdao Qian	9,490,663	62,600	7,089
Hui Ruan	9,490,835	62,537	6,979

2.  Shareholders ratified the appointment of Friedman LLP as independent registered public accounting firm for the fiscal year ending December 31, 2020. The votes regarding this proposal were as follows:

For	Against	Abstained
10,651,117	35,594	1,976

3.  Shareholders approved such other business as may properly come before the meeting or any adjournment thereof. The votes regarding this proposal were as follows:

For	Against	Abstained
9,073,351	390,728	96,272

4. Shareholders approved the Ordinary Resolution THAT the authorized share capital of the Company be increased from US$ 20,000 divided into 20,000,000 ordinary shares of US$ 0.001 par value each to US$ 200,000 divided into 200,000,000 ordinary shares of US$ 0.001 par value each.

For	Against	Abstained
9,654,938	428,361	38,189

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FARMMI, INC.

By:	/s/ Yefang Zhang
	Name:	Yefang Zhang
	Title:	Chief Executive Officer

Dated: September 14, 2020